Exhibit 99.1

Talend Reports Third Quarter 2017 Financial Results

-Record total quarterly revenue of $38.4 million, an increase of 40% year-over-year, while improving operating leverage

-Quarterly subscription revenue of $32.9 million, an increase of 44% year-over-year and 41% in constant currency

REDWOOD CITY, Calif.--(BUSINESS WIRE)--November 9, 2017--Talend (NASDAQ: TLND), a global leader in cloud and big data integration software, today released financial results for the third quarter ended September 30, 2017.

“We achieved record revenue for the third quarter of 2017 of $38.4 million, up 40% year-over-year,” said Mike Tuchen, Talend CEO. “Our subscription revenue grew 44% year-over-year, and we significantly improved our operating margins over the same period. Our solid financial results are driven by market recognition of our technical leadership and success with large enterprise customers. Recently, we followed up being positioned as a Leader by Gartner in the Magic Quadrant for Data Integration Tools by being named a Leader in the Magic Quadrant for Data Quality Tools. We view the further recognition by Gartner as proof of our ability to execute and continually deliver solutions that meet the rapidly evolving data demands of modern business.”

Third Quarter 2017 Financial Highlights
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Revenue:
Total Revenue	$27,391	$38,398	$75,528	$107,076
Year-over-Year % Change	40%	40%	37%	42%

Subscription Revenue	$22,929	$32,915	$63,448	$90,734
Year-over-Year % Change	41%	44%	41%	43%
Year-over-Year % Change - on a constant currency basis	44%	41%	42%	45%

IFRS operating margin	-22%	-12%	-26%	-17%
Non-IFRS operating margin (1)	-19%	-6%	-23%	-11%

Net loss:
IFRS	$(6,374)	$(5,352)	$(19,701)	$(20,524)
Non-IFRS (2)	$(5,353)	$(3,099)	$(17,238)	$(14,535)

Net loss per share:
Net loss per share - basic and diluted	$(0.30)	$(0.18)	$(2.03)	$(0.71)
Non-IFRS net loss per share	$(0.25)	$(0.11)	$(1.77)	$(0.50)

Shares outstanding used in computing per share amounts - basic and diluted	21,206	29,035	9,725	28,870
_________________
(1) Non-IFRS operating margin is calculated as non-IFRS loss from operations divided by total revenue.

(2) Non-IFRS financial measures exclude stock-based compensation, amortization of acquired intangibles and share issuance costs related to our follow-on offering and shelf-registration statement.

For the third quarter of 2017, Talend substantially improved its operating leverage with IFRS operating margin improving to -12% from -22% and Non-IFRS operating margin improving to -6% from -19%, compared to the third quarter of 2016.

A reconciliation of IFRS to non-IFRS financial measures is provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Management Team Update

Talend’s Chief Financial Officer, Thomas Tuchscherer, has announced his intention to step down as CFO. Mr. Tuchscherer plans to remain in his role while the company conducts a search for his replacement.

“Thomas has been pivotal in the growth of Talend over the last eight years,” commented Mike Tuchen, Talend CEO. “In addition to building a strong and stable finance team, Thomas played a key role in our initial public offering last year, and we are grateful for his contributions. We have begun a search for a replacement.”

Recent Business Highlights

  Named a Leader in the Gartner Magic Quadrant for Data Integration Tools once again, improving our position based on our ability to execute
  Moved into the Leaders Quadrant in the 2017 Gartner Magic Quadrant for Data Quality Tools for the first time based on completeness of vision and ability to execute
  Unveiled the Fall ’17 Release of Talend Integration Cloud offering a self-service Data Preparation Application that empowers business users with insight while centrally controlling and protecting data
  Announced new European Data Center to support global expansion and customers working to support the growing demand for Talend’s cloud offering in Europe
  Introduced new Data Governance & Compliance solution to help our customers address the European Union’s new General Data Protection Regulation (GDPR)
  Launched a new developer community to provide support, education, and inspiration to users of Talend’s enterprise solutions and open source products
  Appointed current board member, Steve Singh, to Chairman of the Board. Singh is the current CEO and chairman of Docker and former CEO and founder of Concur.

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of October 31, 2017, and is inclusive of the Reslet acquisition which closed on November 8, 2017.

Fourth quarter of 2017:

  Total revenue expectations are raised to be in the range of $41 million to $42 million.
  Loss from operations is expected to be in the range of $(13.0) million to $(12.0) million and non-IFRS loss from operations is expected to be in the range of $(9.2) million to $(8.2) million, as we step up our recruiting efforts in sales and marketing.
  Net loss is expected to be in the range of $(13.1) million to $(12.1) million and non-IFRS net loss is expected to be in the range of $(9.3) million to $(8.3) million.
  Net loss per basic and diluted share is expected to be in the range of $(0.45) to $(0.41) and non-IFRS net loss per share is expected to be in the range of $(0.32) to $(0.28).
  Basic and diluted weighted average share count of 29.2 million shares.

Full year 2017:

  Total revenue expectations are raised to the range of $148.1 million to $149.1 million.
  Loss from operations is expected to be in the range of $(30.9) million to $(29.9) million and non-IFRS loss from operations is expected to improve slightly and be in the range of $(21.1) million to $(20.1) million.
  Net loss is expected to be in the range of $(33.4) million to $(32.4) million and non-IFRS net loss is expected to be in the range of $(23.6) million to $(22.6) million.
  Net loss per basic and diluted share is expected to be in the range of $(1.15) to $(1.12) and non-IFRS net loss per share is expected to be in the range of $(0.81) to $(0.78).
  Basic and diluted weighted average share count of 29.0 million shares.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of non-IFRS measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information

Talend will host a conference call and live webcast for analysts and investors at 5:00 p.m. Eastern time on November 9, 2017. Parties in the United States and Canada can access the call by dialing (888) 208-1814, using conference code 7278979. International parties can access the call by dialing (719) 325-2386 using conference code 7278979.

The webcast will be accessible on Talend’s investor relations website at http://investor.talend.com for one year. A telephonic replay of the conference call will be available through Tuesday, November 14, 2017. To access the replay, parties in the United States and Canada should call (866)-375-1919 and enter conference code 7278979. International parties should call (719)-457-0820 and enter conference code 7278979.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure included in this release below.

Non-IFRS gross profit is calculated by adjusting gross profit to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS gross margin, expressed as a percentage, is calculated as non-IFRS gross profit divided by total revenue.

Non-IFRS loss from operations is calculated by adjusting loss from operations to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense and share issuance costs related to follow-on offering and shelf registration statement.

Non-IFRS operating margin, expressed as a percentage, is calculated as non-IFRS loss from operations divided by total revenue.

Non-IFRS net loss is calculated by adjusting net loss to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering and shelf registration statement.

Non-IFRS cost of revenue is calculated by adjusting cost of revenue to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS operating expenses is calculated by adjusting operating expenses to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering and shelf registration statement.

Non-IFRS sales and marketing expense is calculated by adjusting sales and marketing expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS research and development expense is calculated by adjusting research and development expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS general and administrative expense is calculated by adjusting general and administrative expense to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering and shelf registration statement.

Free cash flow is defined as net cash from (used in) operating activities less cash used in investing activities for acquisition of property and equipment and intangible assets.

Subscription revenue growth on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors considering potential significant fluctuations in currency rates.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the 2017 fourth quarter and fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, MapR Streams and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 7, 2017. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (NASDAQ: TLND) is a next generation leader in cloud and big data integration solutions that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Revenue
Subscriptions	$22,929	$32,915	$63,448	$90,734
Professional services	4,462	5,483	12,080	16,342
Total revenue	27,391	38,398	75,528	107,076
Cost of revenue
Subscriptions	3,061	3,979	8,620	11,609
Professional services	3,473	4,293	9,601	12,795
Total cost of revenue	6,534	8,272	18,221	24,404
Gross profit	20,857	30,126	57,307	82,672
Operating expenses
Sales and marketing	17,130	20,778	48,952	61,332
Research and development	5,022	6,534	14,188	18,637
General and administrative	4,861	7,295	13,801	20,735
Total operating expenses	27,013	34,607	76,941	100,704
Loss from operations	(6,156)	(4,481)	(19,635)	(18,032)
Finance income (expense)	(214)	(831)	20	(2,400)
Loss before income tax expense	(6,370)	(5,312)	(19,614)	(20,432)
Income tax (expense) benefit	(4)	(40)	(87)	(92)
Net loss for the period	$(6,374)	$(5,352)	$(19,701)	$(20,524)

Shares outstanding used in computing per share amounts - basic and diluted	21,206	29,035	9,725	28,870

Net loss per share - basic and diluted	$(0.30)	$(0.18)	$(2.03)	$(0.71)

UNAUDITED STOCK-BASED COMPENSATION AND AMORTIZATION OF ACQUIRED INTANGIBLES EXPENSE
Total stock-based compensation and amortization of acquired intangibles expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
	(unaudited)
Cost of revenue - subscriptions	$28	$133	$62	$226
Cost of revenue - professional services	35	80	67	133
Sales and marketing	308	668	697	1,694
Research and development	236	335	510	874
General and administrative	414	780	1,127	2,095
Total stock-based compensation and amortization of acquired intangibles expense	$1,021	$1,996	$2,463	$5,022

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	December 31, 2016	September 30, 2017

Assets
Current assets:
Cash and cash equivalents	$91,023	$94,599
Trade receivables, net	38,016	36,036
Other current assets	6,559	8,088
Total current assets	135,598	138,723
Non-current assets:
Property and equipment, net	2,543	3,269
Goodwill	2,912	3,271
Intangible assets, net	509	321
Other non-current assets	3,089	3,768
Total non-current assets	9,053	10,629
Total assets	$144,651	$149,352
Liabilities
Current liabilities:
Trade and other payables	$21,270	$23,844
Provisions	759	408
Deferred revenue	74,119	93,307
Borrowings	143	10
Total current liabilities	96,291	117,569
Non-current liabilities:
Provisions	553	731
Deferred revenue	29,776	25,722
Borrowings	6	7
Total non-current liabilities	30,335	26,460
Total liabilities	126,626	144,029
Equity
Share capital	2,980	3,032
Share premium	194,992	198,594
Foreign currency translation reserve	1,551	882
Share-based payments reserve	7,574	12,357
Other reserves	—	54
Accumulated losses	(189,072)	(209,596)
Total shareholders’ equity (deficit)	18,025	5,323
Total liabilities and shareholders' equity (deficit)	$144,651	$149,352

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2016	2017

Cash flows from operating activities:
Net loss for the period	$(19,701)	$(20,524)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	872	1,133
Amortization of intangible assets	238	237
Unrealized gain foreign exchange	(981)	2,212
Non-cash finance costs	85	—
Stock-based compensation	2,221	4,783
Income tax for the year	(86)	75
Changes in operating assets and liabilities:
Trade receivables	(690)	4,208
Other assets	(1,456)	(1,378)
Trade and other payables	3,148	(42)
Provisions	(90)	(106)
Deferred income	17,366	8,541
Net cash from operating activities	926	(861)
Cash flows from investing activities:
Acquisition of property and equipment	(1,128)	(1,674)
Net cash used in investing activities	(1,128)	(1,674)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	92,691	—
Proceeds from issuance of ordinary shares	567	3,708
Proceeds from borrowings	2,000	—
Repayment of borrowings	(12,095)	(140)
Prepayment fee under Square 1 loan	(267)	—
Net cash from financing activities	82,896	3,568
Net increase in cash and cash equivalents	82,694	1,033
Cash and cash equivalents at beginning of the period	6,930	91,023
Effect of exchange rate changes on cash and cash equivalents	378	2,543
Cash and cash equivalents at end of period	$90,002	$94,599

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Loss from operations:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Loss from operations	$(6,156)	$(4,481)	$(19,635)	$(18,032)
Stock-based compensation expense	940	1,911	2,221	4,783
Amortization of acquired intangibles	81	86	242	240
Share issuance costs related to follow-on offering and shelf-registration statement	-	256	-	966
Non-IFRS loss from operations	$(5,135)	$(2,228)	$(17,172)	$(12,043)

Non-IFRS operating margin	-19%	-6%	-23%	-11%

Net loss:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Net loss	$(6,374)	$(5,352)	$(19,701)	$(20,524)
Stock-based compensation expense	940	1,911	2,221	4,783
Amortization of acquired intangibles	81	86	242	240
Share issuance costs related to follow-on offering and shelf-registration statement	-	256	-	966
Non-IFRS net loss	$(5,353)	$(3,099)	$(17,238)	$(14,535)

Share count:
Weighted-average shares outstanding - basic and diluted	21,206	29,035	9,725	28,870

Net loss per share:
Net loss per share - basic and diluted	$(0.30)	$(0.18)	$(2.03)	$(0.71)
Non-IFRS net loss per share	$(0.25)	$(0.11)	$(1.77)	$(0.50)

Gross profit:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Gross profit	$20,857	$30,126	$57,307	$82,672
Stock-based compensation expense	63	214	129	359
Amortization of acquired intangibles	-	-	-	-
Non-IFRS gross profit	$20,920	$30,340	$57,436	$83,031

IFRS gross margin	76%	78%	76%	77%
Non-IFRS gross margin	76%	79%	76%	78%

Cost of revenue:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Cost of revenue	$(6,534)	$(8,272)	$(18,221)	$(24,404)
Stock-based compensation expense	63	214	129	359
Amortization of acquired intangibles	-	-	-	-
Non-IFRS cost of revenue	$(6,471)	$(8,058)	$(18,092)	$(24,045)

Operating expenses:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Operating expenses	$(27,013)	$(34,607)	$(76,941)	$(100,704)
Stock-based compensation expense	877	1,697	2,092	4,424
Amortization of acquired intangibles	81	86	242	240
Share issuance costs related to follow-on offering and shelf-registration statement	-	256	-	966
Non-IFRS operating expenses	$(26,055)	$(32,568)	$(74,607)	$(95,074)

Sales and marketing expense:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Sales and marketing expense	$(17,130)	$(20,778)	$(48,952)	$(61,332)
Stock-based compensation expense	308	668	697	1,694
Amortization of acquired intangibles	-	-	-	-
Non-IFRS sales and marketing expense	$(16,822)	$(20,110)	$(48,255)	$(59,638)

Research and development expense:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Research and development expense	$(5,022)	$(6,534)	$(14,188)	$(18,637)
Stock-based compensation expense	201	298	408	772
Amortization of acquired intangibles	35	37	102	102
Non-IFRS research and development expense	$(4,786)	$(6,199)	$(13,678)	$(17,763)

General and administrative expense:	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

General and administrative expense	$(4,861)	$(7,295)	$(13,801)	$(20,735)
Stock-based compensation expense	368	731	987	1,958
Amortization of acquired intangibles	46	49	140	138
Share issuance costs related to follow-on offering and shelf-registration statement	-	256	-	966
Non-IFRS general and administrative expense	$(4,447)	$(6,259)	$(12,674)	$(17,673)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three and nine months ended September 30, 2016 and 2017, and a reconciliation to the most directly comparable IFRS measure:

Free cash flow:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Net cash from (used) in operating activities	332	(2,721)	926	(861)
Less: Acquisition of property and equipment	206	676	1,128	1,674
Free cash flow	$126	$(3,397)	$(202)	$(2,535)

TALEND S.A.
Constant Currency Reconciliation
(In thousands)
(unaudited)

The following table details our constant currency reconciliation for the three months ended September 30, 2017 to the most directly comparable IFRS measure:

	Three Months Ended September 30,		Year-over-Year Change
	2016	2017

Subscription revenue as reported	22,929	32,915	44%
Conversion impact U.S. Dollar/other currencies	-	(599)
Subscription revenue on a constant currency basis	$22,929	$32,316	41%

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the fourth quarter and full year 2017:
	Three Months Ended December 31, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Loss from operations	$(13.0)	$(12.0)	$(30.9)	$(29.9)
Stock-based compensation expense	3.7	3.7	8.5	8.5
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Share issuance costs related to follow-on offering and shelf registration statement	-	-	1.0	1.0
Non-IFRS loss from operations	$(9.2)	$(8.2)	$(21.1)	$(20.1)

	Three Months Ended December 31, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Net loss	$(13.1)	$(12.1)	$(33.4)	$(32.4)
Stock-based compensation expense	3.7	3.7	8.5	8.5
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Share issuance costs related to follow-on offering and shelf registration statement	-	-	1.0	1.0
Non-IFRS net loss	$(9.3)	$(8.3)	$(23.6)	$(22.6)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	29.2	29.2	29.0	29.0

Net loss per share:
Net loss per share - basic and diluted	$(0.45)	$(0.41)	$(1.15)	$(1.12)
Non-IFRS net loss per share	$(0.32)	$(0.28)	$(0.81)	$(0.78)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Cynthia Hiponia, 650-268-5018
ir@talend.com
or
Media Contact:
Talend
Chris Taylor, 650-268-5024
Vice President, Corporate Communications
Ctaylor@Talend.com